FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

6 March 2009

HSBC OFFERS TO ACQUIRE MINORITY SHAREHOLDERS' INTERESTS
IN ITS COSTA RICAN SUBSIDIARY

Grupo del Istmo Costa Rica S.A. (Grupo Istmo), an indirectly owned subsidiary of HSBC Bank (Panama), is launching a public tender offer to acquire the interests of the minority shareholders of Corporación HSBC (Costa Rica) Sociedad Anónima, ('Corporación HSBC'). Under the terms of the proposed offer, the maximum consideration to be paid for the acquisition of a total of 1,112,672,425 common shares (representing 2.75 per cent of the company's issued share capital) will be US$6,938,405.00.

The offer ends on 13 March 2009.

Media enquiries to:

London	Mexico City
Brendan McNamara	Roy Caple
Tel: +44 (0)20 7991 0655	Tel: +52 55 5721 6060

Investor Relations – London	Investor Relations – Mexico City
Danielle Neben	Yordana Aparicio
Tel: +44 (0)20 7992 1938	Tel: +52 55 5721 5192

Notes to editors:

1.Grupo del Istmo Costa Rica, S.A.
Grupo del Istmo Costa Rica, S.A. (Grupo Istmo) is the holding company of Corporación HSBC. Grupo Istmo is fully owned by Primer Banco del Istmo S.A., an HSBC company, which was acquired by HSBC in 2006 through Grupo Banistmo. The Group has had a strong presence in the local market for 30 years formerly through Banex and currently as Corporación HSBC. Its shares are publicly listed in Costa Rica.

2. Corporación HSBC (Costa Rica) S.A.
Corporación HSBC Costa Rica S.A. is 97.2461 per cent owned by Grupo del Istmo Costa Rica, S.A. Corporación HSBC is the holding company of the HSBC Group in Costa Rica, which owns Banco HSBC (Costa Rica) S.A., HSBC Puesto de Bolsa (Costa Rica) S.A., HSBC Seguros (Costa Rica) S.A., HSBC Sociedad Administradora de Fondos de Inversión (Costa Rica) S.A., HSBC Arrendamientos (Costa Rica) S.A, IBP Pensiones S.A. (50 per cent ownership) and Caribbean Bank of Exports in the Cayman Islands, which has ceased all operations. At 31 December 2008, total assets were US$1.486 billion and equity was US$167.3 million.

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,527 billion at 31 December 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                       Date: March 06, 2009